Exhibit 21

List of Subsidiaries

(1)	Igen, Inc.

(2)	Teligent Pharma. Inc.

(3)	Teligent Luxembourg S.à.r.l

(4)	Teligent OÜ

(5)	Teligent Canada Inc.

(6)	Teligent Jersey Limited.

(7)	Microburst Energy, Inc. (Inactive)

(8)	Blood Cells, Inc. (Inactive)

(9)	Flavorsome, Ltd. (Inactive)